July 12, 2017

VIA EDGAR TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rightside Group, Ltd.
Schedule TO-T filed June 27, 2017
Schedule TO-T/A filed July 3, 2017
Schedule TO-T/A filed July 7, 2017
Filed by Donuts Inc. et al
File No. 005-88435

Dear Ms. Chalk:

On behalf of Donuts Inc. (the “Company”), we hereby submit the responses of the Company to the comments set forth in the comment letter (the “Comment Letter”) of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 7, 2017 relating to the above-referenced Schedule TO (the “Schedule TO”). We have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Schedule TO (the “Amendment”), which reflects these revisions and applicable updates.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have included the text of the Staff’s comments in italicized text below.

Schedule TO

Exhibit (A)(1)(a) – Offer to Purchase – Certain Conditions of the Offer, page 44

1.	Refer to the language in the last paragraph in this section on page 45 stating that the offer conditions “may be waived by Parent or Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent or Purchaser.” In addition, we note the disclosure in the last paragraph of this section stating that the failure of Parent or Purchaser to exercise any of the foregoing rights will not be deemed a waiver of such rights and each such right will be deemed an ongoing right which may be asserted “at any time and from time to time.” In our view, if any of the listed offer conditions are triggered, the Purchaser or Parent must promptly inform security holders whether it will proceed with the offer by waiving that condition, or assert the condition to terminate it. It may not fail to assert such condition until the end of the offer period, unless the language of the condition itself supports that interpretation. Please revise the cited disclosure accordingly.

Christina Chalk

Securities and Exchange Commission

July 12, 2017

Response:

The Company acknowledges the Staff’s comment and is amending the paragraph immediately following subsection (2)(i) of Section 15 of the Offer to Purchase in order to clarify the disclosure by including at the end of that paragraph: “If any of the conditions referred to above is triggered, Parent or Purchaser will promptly notify Company stockholders whether or not the triggered condition has been waived.”

Miscellaneous, page 48

2.	Please refer to the statement here that you may not accept tenders “from or on behalf of shareholders” located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Response:

The Company has revised the applicable disclosure in the Amendment consistent with the Staff’s comment.

If you have any questions or comments concerning this letter, please contact me at (206) 359-6752 or Kara E. Tatman at (503) 314-2141.

Sincerely,

/s/ Jens M. Fischer
Name: Jens M. Fischer Title: Partner, Perkins Coie LLP

cc:	Alvaro Alvarez, SVP, General Counsel and Secretary of Donuts Inc.
Kara E. Tatman, Perkins Coie LLP